Exhibit 99.1

Dated 1 July 2024

SELINA HOSPITALITY PLC

and

OSPREY INTERNATIONAL LIMITED

SALE AND PURCHASE AGREEMENT

relating to ordinary shares in the capital of

SELINA HOLDING AUSTRALIA PTY LTD

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DATE: 1 July 2024

PARTIES

(1)	SELINA HOSPITALITY PLC, a company incorporated in England and Wales with registered number 13931732 and whose registered office is at 27 Old Gloucester Street, London, England, WC 1N 3AX (the “Seller”); and

(2)	OSPREY INTERNATIONAL LIMITED, a limited company registered in the Republic of Cyprus (registered number HE 385659), having its registered office at Pentelikou 10, Flat/Office 302, Agios Dometios 2370, Lefkosia, Cyprus (the “Buyer”).

BACKGROUND

(A)	Selina Holding Australia Pty Ltd (ACN 637 166 824), a company incorporated in New South Wales, Australia and whose registered office is 23 Colemans Road, Carrum Downs Victoria 3201 (the “Company”), is a wholly owned subsidiary of the Seller.

(B)	The Buyer wishes to buy and the Seller wishes to sell the Sale Shares (as defined below) on the terms and subject to the conditions of this Agreement.

AGREED TERMS

1.	Definitions

In this Agreement, unless the context otherwise requires, the words and expressions below or in the recitals shall have the following meanings:

“Act” means the Corporations Act 2001 (Cth);

“Agreement” means this Sale and Purchase Agreement, as the same may be amended from time to time;

“Disruption Event” means:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made by the relevant Party; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a relevant Party preventing that Party from performing its relevant payment obligations.

“Dorado Facility Agreement” means the facility agreement dated 8 December 2021 between, among others, the Company (as Borrower) and Dorado Direct Investments 21 Pty Ltd (ACN 654 463 573) as Lender;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement;

“First Completion Date” means the date of this Agreement or such other time as the Parties may agree;

“First Tranche Consideration” means, subject to the adjustment provided for in paragraph (d) of clause 3.3, $US 3,542,857.14;

“First Tranche Shares” means 300,243 ordinary shares in the capital of the Company;

“Government Authority” means:

(a)	a government or government department or other body;

(b)	a governmental, semi governmental or judicial person including a statutory corporation; or

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(c)	a person (whether autonomous or not) who is charged with the administration of a Law.

“GST” means Tax charged, imposed or levied under the GST Law.

“GST Law” means the same as “GST law” means in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

“Market Value” means the price that would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious Seller acting at arm’s length.

“Sale Shares” means the First Tranche Shares and the Second Tranche Shares (if any).

“Second Completion Date” means the date falling five days after the date (if any) on which the offer made by the Buyer pursuant to clause 3.5 is accepted, in its absolute discretion, by the Seller, or such other date as may be agreed between the parties;

“Second Tranche Consideration” means the number of Second Tranche Shares multiplied by the Share Price;

“Second Tranche Shares” has the meaning given to it in clause 3.5;

“Seller’s Nominated Account” means the following bank account:

Account name:	Selina Holding Company, SE
Bank:	Barclays Bank PLC
Account number:	78855266
Sort code:	200000
IBAN:	GB64 BARC 20000078855266
BIC:	BARCGB22
Currency:	USD

“Share Price” has the meaning given to it in paragraph (c) of clause 3.3;

“Shareholder Agreement” has the meaning given to it in clause 5;

“Shares” means the ordinary shares in the capital of the Company;

“TAA” means the Taxation Administration Act 1953 (Cth);

“Tax Law” means all Laws imposing or relating to any Tax; and

“Tax” means any a tax, levy, duty, charge, deduction or withholding, however it is described, that is imposed by law or by a Government Authority, together with any related interest, penalty, fine or other charge.

2.	Interpretation

2.1	Words and expressions which are defined in the Act shall have the meanings attributed to them therein when used in this Agreement unless otherwise defined or the context otherwise requires.

2.2	The clause and paragraph headings used in this Agreement are inserted for ease of reference only and shall not affect construction.

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2.3	References to persons shall include unincorporated associations and partnerships, in each case whether or not having a separate legal personality.

2.4	References to a “Party” or “Parties” means a party or the parties to this Agreement.

2.5	References to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things.

2.6	References to the “actual knowledge of the Seller” or words to such effect means the actual knowledge of Jon Grech or any member of the board of the Seller as at the date of this Agreement (excluding, in each case, any implied or constructive awareness).

2.7	Except where the context specifically requires otherwise, words importing individuals shall be treated as importing corporations and vice versa, and words importing the whole shall be treated as including a reference to any part thereof.

2.8	References to statutory provisions or enactments shall include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision or enactment (whether before or after the date of this Agreement) unless any such change imposes upon any Party any liabilities or obligations which are more onerous than as at the date of this Agreement.

3.	Sale and purchase of the Sale Shares

3.1	Subject to and on the terms and conditions of this Agreement, the Seller will sell as legal and beneficial owner and the Buyer will purchase the full legal and beneficial title to the Sale Shares free from all Encumbrances and with all rights attaching to the Sale Shares.

3.2	On the First Completion Date, the Seller will sell and the Buyer will purchase the First Tranche Shares for the First Tranche Consideration.

3.3	As soon as reasonably practicable after the date of this Agreement and subject to clauses 3.7 and 3.8, the Seller must engage an independent valuer of good repute agreed upon between the Seller and the Buyer (or in the event the Seller and the Buyer cannot reach such an agreement within 10 days of the date of this Agreement, such independent valuer of good repute as the Buyer may direct) (“Valuer”) to provide its opinion as to the Market Value of the issued share capital of the Company as at the date of this Agreement, with such opinion to be provided as soon as practicable after the date of this Agreement and, in any event, no later than 21 days after the date of this Agreement. The parties shall procure that the valuation is conducted on the following basis:

(a)	the Seller must respond as soon as practicable to any request for information made by the Valuer;

(b)	the Seller must provide the Buyer with a copy of each communication between the Valuer and the Seller;

(c)	the Valuer must provide its opinion by notifying each of the Seller and the Buyer (at the address specified by each party to the Valuer) as to the price per Share resulting from such Market Value (“Share Price”); and

(d)	the cost of the valuation shall be borne by the Buyer, and shall be deemed to increase the amount of the First Tranche Consideration paid by the Buyer.

3.4	No later than five days after the notification of the Share Price by the Valuer to the parties pursuant to paragraph (c) of clause 3.3:

(a)	if the amount (“X”) that results from multiplying the Share Price determined by the Valuer by the number of the First Tranche Shares transferred to the Buyer, exceeds (“Y”) the First Tranche Consideration (the difference between X and Y being the “Underpayment Amount”), then the Buyer shall either:

(i)	pay to the Seller the amount of the Underpayment Amount; or

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(ii)	transfer to the Seller, Shares (at the Share Price) equal to the Underpayment Amount,

(or such combination of paragraphs (i) and (ii) above as together represents the Underpayment Amount, with the choice as to the use of the options set out in paragraphs (i) and (ii) above or a combination of the two being at the Buyer’s sole and unfettered discretion);

(b)	if amount Y exceeds amount X (the difference between Y and X being the “Overpayment Amount”) then the Seller shall transfer to the Buyer such number of Shares (at the Share Price) equal to the Overpayment Amount divided by the Share Price (rounded up to the nearest Share) at no additional cost or consideration.

3.5	The Buyer (in its sole and unfettered discretion and with no obligation to do so) may notify the Seller that the Buyer offers to purchase from the Seller a specified number of Shares (“Second Tranche Shares”) at the Share Price. The Seller is not obliged to accept such offer but it may do so no later than five days after the offer is notified to the Seller.

3.6	If the Seller accepts the offer referred to within clause 3.5 within the prescribed timeframe (or within any extended timeframe agreed between the parties), on the Second Completion Date, the Seller will sell and the Buyer will purchase the Second Tranche Shares for the Second Tranche Consideration.

3.7	The Buyer and the Seller shall review the terms of any valuation and agree its scope (if no agreement is possible within 7 calendar days of the start of such review, the requirements of the Buyer shall apply) before the valuation opinion is provided and may at any time review (and the Seller shall procure the availability of) all information, instructions, communications and guidelines provided to the Valuer by the Seller and/or by the Company and shall be entitled to discuss the Valuer’s valuation, together with the methodology and assumptions used by the Valuer, directly with the Valuer.

3.8	If the Buyer concludes that the valuation determined by the Valuer is incorrect, inadequate or otherwise defective, it may, within 10 business days (and after consultation in good faith with the Seller) of receipt of the opinion from the Valuer referred to in clause 3.3:

(a)	enter into discussions with the Valuer and the Seller to seek a revised opinion; or

(b)	if the Valuer refuses to change its valuation opinion notwithstanding such errors or defects, select another independent valuer of good repute to provide another valuation opinion pursuant to the requirements of clause 3.3, and absent any manifest error in that opinion it shall be used for all purposes of this clause 3.

4.	Completion

4.1	The Buyer shall instruct payment of the First Tranche Consideration by electronic funds transfer to the Seller’s Nominated Account on the First Completion Date. If and to the extent that there is any delay in the Buyer effecting the payment contemplated by clause 4.1 by reason of administrative or technical error, Disruption Event, failure to meet banking hour “cut-off” times or AML/KYC requirements of any paying or receiving bank or any other relevant person such eventuality, in each case, shall not constitute a breach of this Agreement until the expiry of 2 business days after such eventuality and in any event, if such circumstances should arise, the Parties shall immediately negotiate in good faith for a period of not less than 14 days with a view to resolving the relevant issue.

4.2	The Seller shall use its best endeavours to procure that Dorado Direct Investments 21 Pty Ltd (ACN 654 463 573) consents as Lender to the transfers of Shares to the Buyer contemplated under this Agreement constituting a Permitted Change in Control under the Dorado Facility Agreement (the “CoC Consent”) as soon as is reasonably practicable. The Seller shall notify the Buyer as to all material developments in connection with obtaining the CoC Consent and use its best endeavours to arrange regular contact between the Lender and the Buyer. If the CoC Consent is not given promptly, the Seller shall engage in good faith discussions with the Buyer to facilitate the Buyer’s purchase of the Lender’s rights, title and interest in the Dorado Facility Agreement and any associated documents and if the Buyer elects to do so (in its absolute discretion), shall use its best endeavours to procure the consummation of the same with the Lender promptly upon request by the Buyer.

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4.3	Immediately on the First Completion Date, or, at the Buyer’s sole and unfettered discretion, within one business day of the Buyer’s request (whether or not the CoC Consent has been obtained) the Seller shall deliver or cause to be delivered to the Buyer:

(a)	a duly executed instrument of transfer in respect of the First Tranche Shares;

(b)	a share certificate and/or a duly executed indemnity for a lost share certificate in respect of the First Tranche Shares;

(c)	a copy of a resolution passed by the board of directors of the Seller approving the Buyer’s acquisition of the First Tranche Shares;

(d)	a copy of a resolution passed by the board of directors of the Company approving:

(i)	the Buyer’s acquisition of the First Tranche Shares; and

(ii)	registration (subject to payment of any stamp duty) of the transfer of the First Tranche Shares in the Company’s register of members, the issue of a new share certificate for the First Tranche Shares in the name of the Buyer (or its nominee), and the cancellation of any existing share certificates for the First Tranche Shares; and

(e)	such other documents as may be required to enable the Buyer to be registered as the full legal and beneficial owner of the First Tranche Shares.

4.4	The following events shall occur on the Second Completion Date (if any):

(a)	the Seller shall deliver or cause to be delivered to the Buyer:

(i)	a duly executed instrument of transfer in respect of the Second Tranche Shares;

(ii)	a share certificate and/or a duly executed indemnity for a lost share certificate in respect of the Second Tranche Shares;

(iii)	a copy of a resolution passed by the board of directors of the Seller approving the Buyer’s acquisition of the Second Tranche Shares;

(iv)	a copy of a resolution passed by the board of directors of the Company, approving the:

(A)	Buyer’s acquisition of the Second Tranche Shares; and

(B)	registration (subject to payment of any stamp duty) the transfer of the Second Tranche Shares in the Company’s register of members, the issue of a new share certificate for the Second Tranche Shares in the name of the Buyer (or its nominee), and the cancellation of any existing share certificates; and

(v)	such other documents as may be required to enable the Buyer to be registered as the full legal and beneficial owner of the Second Tranche Shares.

4.5	Promptly following delivery of the share transfer documents in accordance with clauses 4.3 or 4.4 (as applicable) above, the Buyer shall present the share transfer form in respect of the First Tranche Shares or the Second Tranche Shares (as applicable) to the Company and the Seller shall procure that the Company shall promptly:

(a)	register the transfer of the First Tranche Shares or the Second Tranche Shares (as applicable) in the register of members of the Company;

(b)	provide a copy of an updated shareholders’ register of the Company, evidencing the transfer in favour of the Buyer of each of the First Tranche Shares or the Second Tranche Shares (as applicable); and

(c)	cause to be dispatched to the Buyer at no cost to the Buyer a share certificate (which may be in electronic form) in respect of the First Tranche Shares or the Second Tranche Shares (as applicable).

4.6	Subject to completion of the sale of the First Tranche Shares or the Second Tranche Shares (as applicable) under this Agreement, the Seller hereby irrevocably waives any rights of pre-emption (under the constitution of the Company or otherwise) it has in respect of the First Tranche Shares or the Second Tranche Shares (as applicable).

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5.	SHAREHOLDERS AGREEMENT

The Seller and the Buyer must negotiate in good faith and use all reasonable endeavours to enter into a shareholders agreement between the Company, the Seller and the Buyer, granting, among other things, customary reserved matter rights to the Buyer, together with a unliateral “right of first refusal” (ROFR) clause in favour of the Buyer in relation to any sale of Shares to a third party by the Seller (the “Shareholder Agreement”). If the Parties cannot reach an agreement within 10 business days of negotiations, the last version proposed by the Buyer shall prevail.

6.	TAXATION

6.1	The Buyer shall bear all stamp duty payable as a result of any transfer of Shares made to it contemplated by this Agreement, and shall be responsible for arranging the payment of any such duty.

6.2	The Seller shall bear all stamp duty payable as a result of any transfer of Shares made to it contemplated by this Agreement, and shall be responsible for arranging the payment of any such duty.

7.	GST

7.1	Words used in this clause 7 that have a defined meaning in the GST Law have the same meaning as in the GST Law unless the context indicates otherwise.

7.2	Unless expressly stated otherwise, any consideration (monetary or non-monetary) payable or to be provided or amount used in the calculation of a sum payable under or in connection with this Agreement has been determined without regard to GST.

7.3	To the extent that any supply made under or in connection with this Agreement is a taxable supply (other than any supply made under another agreement that contains a specific provision dealing with GST), the recipient must pay, in addition to the consideration provided under this Agreement for that supply (unless it expressly includes GST) an amount (additional amount) equal to the amount of that consideration (or in the case on non-monetary consideration, its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply. The recipient must pay the additional amount at the same time as the consideration to which it is referable.

7.4	Whenever an adjustment event occurs in relation to any taxable supply to which clause 7.3 applies:

(a)	the supplier must determine the amount of the GST component of the consideration payable;

(b)	if the GST component of that consideration differs from the amount previously paid, the amount of the difference must be paid by, refunded to or credited to the recipient, as applicable; and

(c)	the supplier must issue the recipient with a tax invoice or adjustment note within 21 days of the supplier becoming aware of the adjustment.

7.5	The supplier must issue a Tax invoice to the recipient of a supply to which this clause 7 applies no later than seven days following payment of the GST inclusive consideration for that supply under that clause.

7.6	If any party is entitled under this Agreement to be reimbursed or indemnified by any other party for a cost or expense incurred in connection with this Agreement, the reimbursement or indemnity payment must not include any GST component of the cost or expense to the extent that the cost or expense is the consideration for a creditable acquisition made by the party being reimbursed or indemnified, or by its representative member.

8.	WArranties

8.1	Each Party warrants to each other Party that, as of date of this Agreement:

(a)	it is duly organised and validly existing under the laws of the jurisdiction of its incorporation;

(b)	such Party has the full power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder;

(c)	such Party’s entry into this Agreement will not constitute a default under, breach of, or be in conflict with, its constitutional documents or breach or violate any contract (after grant of any applicable consent under the Dorado Facility Agreement documents), undertaking, instrument, law, regulation or rule to which it is party or subject; and

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(d)	assuming the due authorisation, execution and delivery hereof by the other Party, this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with the terms of this Agreement.

8.2	The Seller warrants that as of the date of this Agreement, each warranty set out in the Schedule (the “Warranties” and each a “Warranty”) is true, accurate and not misleading as of such date by reference to the facts and circumstances then existing.

8.3	Each Warranty is a separate and independent warranty, and, save as otherwise expressly provided, no Warranty shall be limited by reference to any other Warranty or by the other terms of this Agreement.

8.4	The rights and remedies of the Buyer in respect of any breach of any of the Warranties shall not be affected by the completion of any sale of Sale Shares, any investigation made by or on behalf of the Buyer into the affairs of the Company or any other event or matter whatsoever which otherwise might have affected such rights and remedies except a specific and duly authorised written waiver or release.

9.	WHT

Notwithstanding any other provision of this Agreement, if the Buyer determines that it is required under Subdivision 14-D of Schedule 1 of the TAA to withhold and pay any amount (“Withholding Amount”) to the Commissioner of Taxation in respect of the acquisition of Shares pursuant to this Agreement, the Buyer is permitted to deduct the Withholding Amount from the relevant payment to the Seller and remit such amount to the Commissioner of Taxation. The aggregate sum payable to Seller must not be increased to reflect the deduction of the Withholding Amount and the net aggregate sum payable to the Seller will be taken to be in full and final satisfaction of the amounts owing to the Seller.

10.	Tax Indemnity

10.1	In this clause 10:

(a)	“Relevant Completion Date” means in respect of a claim by the Buyer under the Tax Indemnity (as defined below), the last date on which shares were transferred to the Buyer under this Agreement (as at the date on which the Buyer provides written notice of the claim to the Seller).

(b)	“Relevant Proportion” means, in respect of a claim by the Buyer under the Tax Indemnity, the aggregate of:

(i)	the Sale Shares acquired by the Buyer; and

(ii)	the ordinary shares in the Company acquired by the Buyer under clause 15 (Option to Purchase),

as a proportion of the ordinary shares on issue in the Company (as at the date on which the Buyer provides written notice of the claim to the Seller) expressed as a percentage.

10.2	The Seller indemnifies the Buyer against and must pay to the Buyer on demand, the Relevant Proportion of the amount of any Tax payable by the Company to the extent that Tax relates to:

(a)	any period, or part period, up to and including the Relevant Completion Date; and/or

(b)	any act, transaction, matter, event or omission or instrument, executed or performed in relation to the Company on or before the Relevant Completion Date,

(the “Tax Indemnity”).

10.3	The Tax Indemnity does not apply to an amount of Tax to the extent that:

(a)	the Tax is GST which is recoverable from the recipient of a supply or for which an input tax credit is available; or

(b)	the Tax arises from an election or choice made after the Relevant Completion Date without the prior written consent of the Seller in connection with a Tax return or a request to amend an assessment.

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10.4	The Tax Indemnity survives the expiry or termination of this Agreement.

10.5	The Buyer may recover a payment under the Tax Indemnity before it makes the payment in respect of which the indemnity is given.

10.6	If the Buyer makes a claim under the Tax Indemnity, the Seller:

(a)	must not make a claim for contribution or for indemnity from the Company or any of the Company’s related bodies corporate;

(b)	releases each such person from any such claim;

(c)	must indemnify each such person against any such claim; and

(d)	must indemnify each such person against any claim by any other person for contribution to or for indemnity from a claim made by the Buyer under or in connection with the Tax Indemnity.

11.	Entire agreement

11.1	Each of the Parties acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any person (whether a party to this Agreement or not) other than as expressly incorporated in this Agreement.

11.2	Each of the Parties irrevocably and unconditionally waives any right or remedy it may have to claim damages and/or to rescind this Agreement by reason of any misrepresentation (other than a fraudulent misrepresentation) not contained in this Agreement.

11.3	The provisions of this Agreement may only be deleted, varied, supplemented, restated or otherwise changed with the prior written consent of each Party.

12.	Announcements

12.1	Subject to the remainder of this clause 12, no party may make or send a public announcement, communication or circular concerning the existence of this Agreement or the transactions referred to in this Agreement unless it has first obtained the written consent of the other party (not to be unreasonably withheld, delayed or conditioned).

12.2	Clause 12.1 does not apply to a public announcement, communication or circular:

(a)	required by law, regulation or rule applicable to the party, including the requirements of any stock exchange on which the securities of a party are listed; or

(b)	if, and to the extent, lawfully required by any regulatory authority to which that party is subject or submits, wherever situated, whether or not the requirement for disclosure has the force of law, provided that any such public announcement, communication or circular shall, so far as is practicable, be made:

(c)	after notice to, and consultation with, the other party (except where such notice or consultation is prohibited by law); and

(d)	after taking into account the reasonable requirements of the other party as to its content, timing and manner of making or despatch.

13.	PROFIT SHARE

13.1	In the event that Buyer, within 18 months after the First Completion Date and subject to any lock-up restrictions and other terms and conditions of the Shareholder Agreement, sells or otherwise transfers for value all or any portion of the Sale Shares to an unaffiliated party or parties, Buyer promptly shall inform Seller (a “Profit Share Notice”) and pay to Seller: fifty percent (50%) of (i) all proceeds received by Buyer, or (ii) its affiliates and their respective principals from time to time as a result of such sale or sales (the “Proceeds”), or the Market Value of the Proceeds if paid in something other than cash (as reasonably determined by a Valuer pursuant to a valuation opinion obtained on the same terms as the valuation opinion in clause 3), in each case, in excess of the sum of:

(a)	the allocable portion of the First Tranche Consideration, and (if applicable), the Second Tranche Consideration paid by Buyer for the Sale Shares that were sold (after such consideration has been adjusted for any payments and/or transfers made in accordance with clause 3, to the extent applicable);

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(b)	the reasonable third-party costs incurred by Buyer in connection with such sale or sales (together with paragraph (a) above the “Relevant Investment”), and

(c)	plus 12% per annum on the Relevant Investment, calculated on an annualized basis,

the foregoing right is referred to the “Profit Sharing Right”.

The Buyer shall instruct payment (and subject to the exceptions and qualifications set out in clause 4.1) to Seller on account of the Profit Sharing Right within thirty (30) days of receipt by Buyer (or its affiliate or their respective principals, as the case may be) of any Proceeds. Buyer acknowledges and agrees that the Profit Sharing Right set forth herein is a material inducement for Seller to enter into this Agreement and to consummate the transactions contemplated hereby, and the Profit Sharing Right shall survive the expiration or a termination of this Agreement.

14.	Option To Repurchase

Within 270 days of the First Completion Date or Second Completion Date, as applicable, the Seller shall be entitled to repurchase all (but not some) of the First Tranche Shares and the Second Tranche Shares purchased by the Buyer at a price equal to: (x) the price paid for such Sale Shares by the Buyer, plus (y) all costs and expenses and any tax payments incurred by the Buyer in connection with this Agreement and the transactions contemplated hereby, plus (z) 12% per annum on the sum of (x) and (y).

15.	OPTION to PURCHASE

15.1	The Seller may not sell, transfer, encumber or otherwise create any interest in its shares in the Company that are not subject to the sale and purchase under this Agreement without giving the Buyer 30 clear days’ written notice of the same.

15.2	The Seller hereby grants to the Buyer (for valuable consideration, receipt of which is hereby acknowledged by the Seller) an option to purchase (the “Call Option”) (and the Seller shall sell to the Buyer) some or all (at the election of the Buyer in its absolute discretion) of its remaining shares in the Company on the same terms as this Agreement (mutatis mutandis for the shares being transferred), including as to the price of the shares in the Company. The Buyer may exercise that Call Option within 60 days of receipt of the notice referred to in clause 15.1, by giving notice in writing to the Seller of its election to do so (the “Option Notice”). Each Option Notice shall specify the shares (or the percentage of them) to be transferred to the Buyer.

15.3	If the Buyer exercises the Call Option, the Seller shall do all things that the Buyer may request to transfer the shares in the Company referred to in the Option Notice within 10 business days of the date of the Option Notice, subject only to payment of the purchase price. The Seller hereby, by way of security, appoints the Buyer as its attorney to do all things necessary or desirable to give effect to the exercise of the option exercised by the Buyer and to complete the transfer of the full legal and beneficial title in such shares to the Buyer.

16.	General

16.1	Each Party shall from time to time, upon the request and at the expense of the other Party, use all reasonable endeavours to execute any additional documents and do or procure any other acts or things which may reasonably be required to give full effect to this Agreement.

16.2	Each Party shall bear their own costs and disbursements incurred in the negotiations leading up to and in the preparation of this Agreement and of matters incidental to this Agreement.

16.3	The rights, powers, privileges and remedies conferred upon the Buyer in this Agreement are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

16.4	This Agreement may be entered into in any number of counterparts and by the Parties to it on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument. The exchange of a fully executed version of this Agreement (in counterparts or otherwise) by electronic transmission in PDF format or similar electronic means shall be sufficient to bind the Parties to the terms and conditions of this Agreement and no exchange of originals is necessary.

16.5	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, whether of a contractual or non-contractual nature, shall be governed by and construed in accordance with the law applicable in New South Wales. The Parties agree that the courts of New South Wales and courts competent to hear appeals from those courts shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

This Agreement is entered into by the Parties on the date at the beginning of this Agreement and has been executed after the Schedule.

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SCHEDULE

1.	The Sale Shares

1.1	The Company is a wholly-owned subsidiary of the Seller as at the date of this Agreement.

1.2	The Sale Shares have been duly authorised, properly allotted and issued as fully paid, free of any Encumbrances.

1.3	The Sale Shares:

(a)	rank pari passu among each other and form one class of shares then in issue in the capital of the Company; and

(b)	entitle the holder to receive any dividend or other distribution (excluding, for the avoidance of doubt, any repayment of shareholder loans) announced or declared on or after the date of issue of the Sale Shares.

1.4	There is no agreement, arrangement, commitment or obligation requiring the transfer, redemption or repurchase of, or the grant to a Person of the right (conditional or not) to require the transfer, redemption or repurchase of the Sale Shares.

1.5	There are no claims, proceedings, disputes, or Encumbrances which restrict or prohibit the sale and transfer of the Sale Shares to the Buyer.

2.	Solvency

2.1	To the actual knowledge of the Seller, the Company is solvent under the laws of its jurisdiction of incorporation and is able to pay its debts as they fall due within the meaning of applicable laws.

2.2	To the actual knowledge of the Seller, the Seller has not taken any action nor have any other steps been taken (by the Seller or anyone else) or legal proceedings started or, to the actual knowledge of the Seller, are threatened against the Company for its winding-up, striking-off or dissolution or for it to enter into any arrangement with or composition for the benefit of creditors (including any moratorium prior to a voluntary arrangement), or for the appointment of a receiver, administrator, provisional liquidator or similar officer of the Company or any of its properties, revenues or other assets, including the filing of any application or notice of intention to apply in respect of such an appointment or for the occurrence of any event in a jurisdiction outside New South Wales of any form of insolvency proceeding or event similar or analogous to any of those referred to in this paragraph.

3.	Compliance with applicable laws; consents; disputes

3.1	To the actual knowledge of the Seller, the Company has in place adequate systems, procedures and controls to enable it to comply with its obligations under applicable laws.

3.2	The Company is duly incorporated and has full corporate power and authority to carry on its business and, to the actual knowledge of the Seller, the Company holds all material licences, permissions, authorisations and consents necessary to enable it to carry on the same business as hitherto carried on and, to the actual knowledge of the Seller, such licences, permissions, authorisations and consents are in full force and effect.

3.3	To the actual knowledge of the Seller, neither the Company nor any other person for whom the Company is or may be vicariously liable is engaged in any legal or arbitration proceedings or is the subject of any disciplinary proceedings or enquiries by any governmental or regulatory bodies which individually or collectively may have, a significant effect on the financial position of the Company and, to the actual knowledge of the Seller, no such legal or arbitration proceedings are threatened or pending.

4.	To the actual knowledge of the Seller, there is no material employment problem, dispute, slowdown, work stoppage or disturbance involving the employees or contractors of the Company.

5.	Financial Indebtedness

5.1	To the actual knowledge of the Seller, neither the Company nor any of its subsidiaries owes any financial indebtedness or has entered into any agreement for the incurrence of financial indebtedness other than the financial indebtedness currently outstanding in an amount of AUS$5,600,000 in aggregate under the Dorado Facility Agreement.

-Confidential-

Signed by	)
)
SELINA HOSPITALITY PLC acting by a director	)

Director

SIGNATURE PAGE TO SELINA AUSTRALIA SPA

Signed by	)
)
OSPREY INTERNATIONAL LIMITED acting by a director	)

Director

SIGNATURE PAGE TO SELINA AUSTRALIA SPA